SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

Q4 07 Earnings Results

I. Performance in Q4 2007 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q4 07	Q3 07	Q4 06	QoQ	YoY
Quarterly Results
Revenues	4,322	3,953	3,065	9.3%	41.0%
Operating Income	869	693	-177	25.4%	—
Ordinary Income	1,006	659	-212	52.7%	—
Net Income	760	524	-174	45.0%	—

II. IR Event of Q4 2007 Earnings Results

1. Provider of Information:	IR Communication team
2. Participants:	Institutional investors, securities analysts, etc.
3. Purpose:	To present Q4 07 Earnings Results of LG.Philips LCD
4. Date & Time:	4:30 p.m. (Korea Time) on January 14, 2008 in Korean
10:00 p.m. (Korea Time) on January 14, 2008 in English
5. Venue & Method:	1) Earnings release conference in Korean:
- Auditorium, B1 floor, LG Twin Tower East Building,
20, Yoido-dong, Youngdungpo-gu, Seoul

2) Conference call in English:
- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com

6. Contact Information

1) Head of Disclosure: Dong Joo Kim, Vice President, Finance & Risk Management
Department (82-2-3777-0702)

2) Main Contact for Disclosure-related Matters:
Kanghee Kim, Assistant, Financing Team
(82-2-3777-1665)

3) Relevant Team: IR Communication team (82-2-3777-1010)

III. Remarks

1. Please note that the presentation material for Q4 07 Earnings Results is attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2. Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3. Financial data for Q4 07 are unaudited. They are provided for the convenience of investors and can be subject to change.

*	The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

					(Unit: KRW B )
Item	Q4 07	Q3 07	Q4 06	QoQ	YoY
Quarterly Results
Revenues	4,322	3,953	3,065	9.3%	41.0%
Operating Income	864	672	-172	28.6%	—
Ordinary Income	998	651	-186	53.3%	—
Net Income	750	502	-145	49.4%	—

Korean GAAP non-consolidated information

					(Unit: KRW B)
Item	Q4 07	Q3 07	Q4 06	QoQ	YoY
Quarterly Results
Revenues	4,314	3,975	2,967	8.5%	45.4%
Operating Income	881	709	-151	24.3%	—
Ordinary Income	1,013	662	-207	53.0%	—
Net Income	760	524	-174	45.0%	—

Attached: 1) Press Release

                2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS FOURTH QUARTER 2007 RESULTS

•	Record performance in both revenue and operating profit in Q4 ‘07, exceeding expectations

•	Successful turnaround and strong performance throughout 2007 as a result of cost reduction, efficiency maximization and customer relationship enhancement

•	Mr. Ron Wirahadiraksa to resign as Joint Representative Director and CFO as a result of Philips’ stake sell down in 2007

SEOUL, Korea – January 14, 2008 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three-month period ended December 31, 2007. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on December 31, 2007, which was KRW 936 per US dollar.

•

Sales in the fourth quarter of 2007 increased by 9% to KRW 4,322 billion (USD 4,618 million) from sales of KRW 3,953 billion (USD 4,223 million) in the third quarter of 2007 and increased 41% compared to KRW 3,065 billion (USD 3,275 million) in the fourth quarter of 2006.

•

Operating profit in the fourth quarter of 2007 was KRW 869 billion (USD 928 million) compared to an operating profit of KRW 693 billion (USD 740 million) in the third quarter of 2007, and an operating loss of KRW 177 billion (USD 189 million) in the fourth quarter of 2006.

•

EBITDA in the fourth quarter of 2007 was KRW 1,775 billion (USD 1,896 million), an increase of 29% from KRW 1,376 billion (USD 1,470 million) in the third quarter of 2007 and a year-over-year increase of 218% from KRW 559 billion (USD 597 million) in the fourth quarter of 2006.

•

Net income in the fourth quarter of 2007 was a profit of KRW 760 billion (USD 812 million) compared to a profit of KRW 524 billion (USD 560 million) in the third quarter of 2007 and a loss of KRW 174 billion (USD 186 million) in the fourth quarter of 2006.

Young Soo Kwon, CEO of LG.Philips LCD, said, “We are delighted with our outstanding performance last quarter and throughout 2007, which was driven by strong global demand and stabilized ASP. In addition, we have continuously focused on cost savings and were able to achieve our planned reduction in COGS per square meter in USD of 2% (3% in KRW) during the fourth quarter. On an annualized basis, we exceeded our projected cost reduction in COGS per square meter in USD of 25%, reporting a very strong 31% annual reduction. Further, our commitment to achieve sustainable growth by staying close to our customers, investing in technology leadership and process innovation also contributed to the strong results. These accomplishments are the result of the hard work by our team members across all levels of the organization.”

Mr. Kwon continued “The fourth quarter was marked by several important strategic initiatives. As part of our ongoing efforts to enhance our customer relationships, during the quarter we opened a module plant in Guangzhou, our second such module site in China. Our strategy of building locally situated module plants allows us to better serve our customers and in this case, specifically in the rapidly emerging Chinese LCD TV market. Additionally, during the quarter we announced a strategic alliance with Taiwan’s HannStar Display Corp. that links LPL’s acquisition of preferred shares with a commitment to purchase high quality LCD panels from HannStar. We believe these two initiatives are good examples of the innovative steps LPL has historically taken to bind and secure our relationships with important customers and suppliers in an increasingly competitive and dynamic marketplace.

“We are proud of the significant improvements we have made throughout 2007. Going forward, we aim to deliver more predictable and stable growth for the mid-to-long term, which we expect will translate into greater shareholder value. In the meantime, we will also continue our efforts to construct the most competitive Gen 8 fab in the industry, and make this investment a success by both maximizing efficiency and productivity and devising a roadmap for future growth.” Mr. Kwon said.

“With the sell down of Philips’ stake below the 25% threshold, Mr. Ron Wirahadiraksa will step down as Joint Representative Director and CFO at the Company’s Annual General Meeting, in late February. On behalf of the entire Board of Directors and management team, I want to thank Ron for his many tireless years of service at LPL. Ron has been a vital member of our Board and management team since the inception of LPL in 1999 and has built a world-class finance department. Moreover, he has made significant contributions to our development, manufacturing and process engineering achievements, and has created a culture of transparency that has been one of the key factors for the company’s global success. With his next challenge ahead, we wish him all the best and appreciate his support in working with us during a transition period. James Jeong, formerly Executive Vice President and CFO of LG Electronics is planned to serve as our next CFO and will begin his duties after the Annual General Meeting this year.” Mr. Kwon concluded.

Fourth Quarter Financial Review

Revenue and Cost

Revenue for the three-month period ended December 31, 2007, increased by 9% to KRW 4,322 billion (USD 4,618 million) from KRW 3,065 billion (USD 3,275 million) for the corresponding period of 2006. TFT-LCD panels for TVs, monitors, notebook PCs and other applications accounted for 50%, 24%, 21% and 5%, respectively, on a revenue basis in the fourth quarter of 2007.

Overall, the Company shipped a total of 3.4 million square meters of net display area in the fourth quarter of 2007, an increase of 9% quarter-on-quarter. The average selling price per square meter of net display area shipped was USD 1,375, which was an increase of approximately 1% compared to the average of the third quarter of 2007. The ending average selling price per square meter was USD 1,377, an increase of approximately 1% compared to the end of the third quarter of 2007.

For the fourth quarter of 2007, the cost of goods sold per square meter of net display area shipped decreased 3% to KRW 0.9 million (USD 1,013) from the third quarter of 2007.

Liquidity

Cash and cash equivalents including short term financial instruments of LG.Philips LCD were KRW 1,981 billion (USD 2,116 million) as of December 31, 2007. Total debt was KRW 3,406 billion (USD 3,639 million), and the net debt-to-equity ratio was 17% as of December 31, 2007, compared to 37% as of September 30, 2007.

Capital Spending

Capital investment outlay in fixed assets during the fourth quarter of 2007 was KRW 269 billion (USD 287 million) compared to KRW 334 billion (USD 357 million) in the fourth quarter of 2006, and was largely for overseas module plants. On a delivery base, it was KRW 281 billion (USD 300 million)

Capacity

Total production input capacity on an area basis increased approximately 5% sequentially in the fourth quarter and was largely due to an increase of production, mainly in P7.

Outlook

The following expectations are based on information as of January 14, 2008. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Our continuous focus on value based management through rational production, prudent CAPEX spending, cost reduction activities and ongoing product innovation, added by strong demand worldwide for flat-screen panels, allowed an earlier than expected turnaround in the first half of 2007 and better than anticipated results throughout 2007. We will continue to focus on these areas into the year 2008 and beyond, which we believe are ingredients towards securing sustainable growth for the long term.” said Ron Wirahadiraksa, CFO of LG.Philips LCD.

“Looking ahead, we expect shipments in the first quarter of 2008 to decrease by a low single digit percentage with a mid single digit percentage declining average ASP and a high single digit percentage declining ending ASP. We expect shipments in the TV segment to decrease by a high single digit percentage with a mid single digit percentage declining average and ending ASP. In the IT segment, we anticipate shipments to increase by a high single digit percentage with a high single digit percentage declining average ASP and a mid teens percentage declining ending ASP. Our COGS reduction per square meter is expected to be a low single digit percentage in the first quarter. As a result, we expect our EBITDA margin for the first quarter of 2008 to be in the mid thirties percentage range. Our CAPEX guidance for 2008 remains at approximately KRW 3 trillion. Our 2008 CAPEX will be utilized for Gen 8 facilities, and production efficiency enhancement for existing facilities.” Mr. Wirahadiraksa concluded.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on January 14, 2008, at 4:30 p.m. Korea Standard Time at the LG Twin Tower Auditorium (East Tower, B1F) in 20 Yoido-dong, Yeongdeungpo-gu, Seoul, Korea. An English language conference call will follow at 10:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3001 for both callers in Korea and callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com.

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 031-810-3100 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 119495#.

About LG.Philips LCD

LG.Philips LCD Co., Ltd [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, and various applications. LG.Philips LCD currently operates seven fabrication facilities and four back-end assembly facilities in Korea, China and Poland. The company has a total of 23,000 employees operating in ten countries around the world. Please visit http://www.lgphilips-lcd.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

John Kim

LG.Philips LCD

Tel: +822-3777-1010

Email: jonghkim@lgphilips-lcd.com

Media Contacts:

Sue Kim

LG.Philips LCD

Tel: +822-3777-0970

Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007				2006
	Three months ended December 31		Twelve months ended December 31		Three months ended December 31		Twelve months ended December 31
REVENUES	4,321,864	100%	14,351,966	100%	3,065,294	100%	10,624,200	100%
Cost of goods sold	(3,239,956)	-75%	(12,115,363)	-84%	(3,090,235)	-101%	(10,932,316)	-103%

GROSS PROFIT	1,081,908	25%	2,236,603	16%	(24,941)	-1%	(308,116)	-3%

Selling, general & administrative	(213,126)	-5%	(732,596)	-5%	(151,647)	-5%	(570,922)	-5%

OPERATING INCOME	868,782	20%	1,504,007	10%	(176,588)	-6%	(879,038)	-8%

Interest income	21,264	0%	58,348	0%	5,773	0%	29,309	0%
Interest expense	(45,719)	-1%	(201,296)	-1%	(53,440)	-2%	(179,199)	-2%
Foreign exchange gain (loss), net	44,198	1%	86,959	1%	4,469	0%	3,426	0%
Others, net	117,503	3%	94,941	1%	7,947	0%	4,026	0%

Total other income (expense)	137,246	3%	38,952	0%	(35,251)	-1%	(142,438)	-1%

INCOME BEFORE TAX	1,006,028	23%	1,542,959	11%	(211,839)	-7%	(1,021,476)	-10%

Income tax (expense) benefit	(246,120)	-6%	(198,932)	-1%	37,494	1%	252,163	2%

NET INCOME(LOSS)	759,908	18%	1,344,027	9%	(174,345)	-6%	(769,313)	-7%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007				2006
	December 31		September 30		December 31		September 30
ASSETS
Current assets:
Cash and cash equivalents	1,196,423	9%	1,656,419	12%	954,362	7%	471,747	3%
Short term Financial Instruments	785,000	6%	0	0%	0	0%	0	0%
Trade accounts and notes receivable	2,339,690	17%	2,258,545	16%	859,300	6%	1,330,539	10%
Inventories	823,924	6%	905,802	6%	1,052,705	8%	1,148,286	8%
Other current assets	601,096	4%	350,547	2%	288,260	2%	320,707	2%
Total current assets	5,746,133	42%	5,171,313	37%	3,154,627	23%	3,271,279	24%

Investments and other non-current assets	382,068	3%	738,982	5%	781,288	6%	703,452	5%
Property, plant and equipment, net	7,528,523	55%	8,027,862	57%	9,428,046	70%	9,578,309	70%
Intangible assets, net	123,111	1%	105,449	1%	123,826	1%	181,576	1%

Total assets	13,779,835	100%	14,043,606	100%	13,487,787	100%	13,734,616	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	413,743	3%	922,697	7%	813,735	6%	672,721	5%
Trade accounts and notes payable	994,701	7%	1,144,782	8%	949,436	7%	881,443	6%
Other payables and accrued liabilities	992,778	7%	836,477	6%	1,445,618	11%	1,230,404	9%

Total current liabilities	2,401,222	17%	2,903,956	21%	3,208,789	24%	2,784,568	20%

Long-term debt	2,991,932	22%	3,509,342	25%	3,306,988	25%	3,806,675	28%
Other non-current liabilities	97,222	1%	111,555	1%	82,334	1%	71,812	1%

Total liabilities	5,490,376	40%	6,524,853	46%	6,598,111	49%	6,663,055	49%

Common Stock and additional paid-in capital	4,100,150	30%	4,100,150	29%	4,064,251	30%	4,064,251	30%
Retained Earnings	4,183,400	30%	3,423,492	24%	2,839,373	21%	3,013,718	22%
Capital adjustment	5,823	0%	(4,973)	0%	(13,948)	0%	(6,408)	0%
Controlling Interest equity	8,289,373	60%	7,518,669	54%	6,889,676	51%	7,071,561	51%
Minority Interest equity	86	0%	84	0%	0	0%	0	0%
Total shareholders’ equity	8,289,459	60%	7,518,753	54%	6,889,676	51%	7,071,561	51%

Total liabilities and shareholders’ equity	13,779,835	100%	14,043,606	100%	13,487,787	100%	13,734,616	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2007		2006
	Three months ended December 31	Twelve months ended December 31	Three months ended December 31	Twelve months ended December 31
Net Income	759,908	1,344,027	(174,345)	(769,313)
Depreciation	726,052	2,775,549	715,314	2,593,439
Amortization	18,809	54,468	7,456	45,410
Others	107,381	227,571	24,442	80,177

Operating Cash Flow	1,612,150	4,401,615	572,867	1,949,713
Net Change in Working Capital	34,074	(1,095,108)	598,998	(84,213)

Change in accounts receivable	(15,611)	(1,446,420)	483,584	409,123
Change in inventory	81,878	228,781	95,582	(361,919)
Change in accounts payable	(168,546)	36,778	63,038	256,642
Change in others	136,353	85,753	(43,206)	(388,059)

Cash Flow from Operation	1,646,224	3,306,507	1,171,865	1,865,500
Cash Flow from Investing	(1,050,619)	(2,382,074)	(324,404)	(3,067,195)

Acquisition of property, plant and equipment	(266,290)	(1,577,319)	(330,887)	(3,075,985)
(Delivery)	(281,134)	(960,948)	(521,337)	(2,833,983)
(Other account payables)	14,844	(616,371)	190,450	(242,002)
Intangible assets investment	(3,079)	(18,651)	(2,888)	(8,251)
Others	(781,250)	(786,104)	9,371	17,041

Cash Flow before Financing	595,605	924,433	847,461	(1,201,695)
Cash Flow from Financing Activities	(1,055,601)	(682,372)	(364,846)	576,605

Net Cash Flow	(459,996)	242,061	482,615	(625,090)

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007				2006
	Three months ended Dec 31		Twelve months ended Dec 31		Three months ended Dec 31		Twelve months ended Dec 31
REVENUES	4,321,864	100%	14,351,966	100%	3,065,294	100%	10,624,200	100%
Cost of goods sold	(3,226,799)	-75%	(12,072,257)	-84%	(3,076,095)	-100%	(10,910,268)	-103%

GROSS PROFIT	1,095,065	25%	2,279,709	16%	(10,801)	0%	(286,068)	-3%
Selling, general & administrative	(231,004)	-5%	(801,406)	-6%	(160,921)	-5%	(595,781)	-6%

OPERATING INCOME	864,061	20%	1,478,303	10%	(171,722)	-6%	(881,849)	-8%
Interest income	21,264	0%	58,348	0%	5,773	0%	29,309	0%
Interest expense	(64,288)	-1%	(206,670)	-1%	(51,926)	-2%	(169,598)	-2%
Foreign exchange gain (loss), net	43,452	1%	71,046	0%	16,699	1%	52,400	0%
Others, net	133,660	3%	152,242	1%	14,989	0%	34,856	0%

Total other income (expense)	134,088	3%	74,966	1%	(14,465)	0%	(53,033)	0%

INCOME BEFORE TAX	998,149	23%	1,553,269	11%	(186,187)	-6%	(934,882)	-9%
Income tax (expense) benefit	(248,506)	-6%	(208,890)	-1%	41,426	1%	242,103	2%

NET INCOME(LOSS)	749,643	17%	1,344,379	9%	(144,761)	-5%	(692,779)	-7%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007				2006
	Dec 31		Sep 30		Dec 31		Sep 30
ASSETS
Current assets:
Cash and cash equivalents	1,196,423	9%	1,656,419	12%	954,362	7%	471,747	3%
Short term Financial Instruments	785,000	6%	0	0%	0	0%	0	0%
Trade accounts and notes receivable	2,339,690	17%	2,258,545	16%	859,300	6%	1,330,539	10%
Inventories	823,924	6%	904,642	6%	1,051,590	8%	1,147,575	8%
Other current assets	609,339	4%	351,889	3%	289,049	2%	326,424	2%
Total current assets	5,754,376	42%	5,171,495	37%	3,154,301	23%	3,276,285	24%

Investments and other non-current assets	421,183	3%	756,043	5%	794,998	6%	710,701	5%
Property, plant and equipment, net	7,591,654	55%	8,069,844	57%	9,485,148	70%	9,663,242	71%
Intangible assets, net	77,487	1%	72,995	1%	61,911	0%	45,380	0%

Total assets	13,844,700	100%	14,070,377	100%	13,496,358	100%	13,695,608	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	413,896	3%	922,616	7%	814,777	6%	672,853	5%
Trade accounts and notes payable	994,701	7%	1,144,782	8%	949,436	7%	881,443	6%
Other payables and accrued liabilities	1,040,702	8%	853,271	6%	1,482,954	11%	1,236,235	9%

Total current liabilities	2,449,299	18%	2,920,669	21%	3,247,167	24%	2,790,531	20%

Long-term debt	3,044,252	22%	3,552,685	25%	3,291,065	24%	3,801,984	28%
Other non-current liabilities	102,370	1%	116,436	1%	84,556	1%	75,560	1%

Total liabilities	5,595,921	40%	6,589,790	47%	6,622,788	49%	6,668,075	49%

Common stock and additional paid-in capital	4,038,716	29%	4,037,977	29%	4,036,025	30%	4,035,331	29%
Retained earnings	4,194,292	30%	3,444,649	24%	2,849,912	21%	2,994,673	22%
Capital adjustment	15,685	0%	(2,123)	0%	(12,367)	0%	(2,471)	0%
Controlling Interest equity	8,248,693	60%	7,480,503	53%	6,873,570	51%	7,027,533	51%
Minority Interest equity	86	0%	84	0%	0	0%	0	0%
Total shareholders’ equity	8,248,779	60%	7,480,587	53%	6,873,570	51%	7,027,533	51%

Total liabilities and shareholders’ equity	13,844,700	100%	14,070,377	100%	13,496,358	100%	13,695,608	100%

- These financial statements are provided for informational purposes only.

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2007		2006
	Three months ended Dec 31	Twelve months ended Dec 31	Three months ended Dec 31	Twelve months ended Dec 31
Net Income	749,643	1,344,379	(144,761)	(692,779)
Depreciation	727,209	2,780,812	710,783	2,597,479
Amortization	9,148	15,824	1,788	6,766
Others	138,948	306,995	13,780	15,841

Operating Cash Flow	1,624,948	4,448,010	581,590	1,927,307
Net Change in Working Capital	21,276	(1,141,503)	590,275	(61,807)

Change in accounts receivable	(15,611)	(1,446,420)	483,584	409,123
Change in inventory	80,718	227,666	95,985	(362,013)
Change in accounts payable	(168,546)	36,778	63,038	256,642
Change in others	124,715	40,473	(52,332)	(365,559)

Cash Flow from Operation	1,646,224	3,306,507	1,171,865	1,865,500
Cash Flow from Investing	(1,050,619)	(2,382,074)	(324,404)	(3,067,195)

Acquisition of property, plant and equipment	(266,290)	(1,577,319)	(330,887)	(3,075,985)
(Delivery)	(281,134)	(960,948)	(521,337)	(2,833,983)
(Other account payables)	14,844	(616,371)	190,450	(242,002)
Intangible assets investment	(3,079)	(18,651)	(2,888)	(8,251)
Others	(781,250)	(786,104)	9,371	17,041

Cash Flow before Financing	595,605	924,433	847,461	(1,201,695)
Cash Flow from Financing Activities	(1,055,601)	(682,372)	(364,846)	576,605

Net Cash Flow	(459,996)	242,061	482,615	(625,090)

-These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

Net Income Reconciliation to US GAAP

(In millions of KRW)

	2007	2007
	Q4	Q3
Net Income under K GAAP	759,908	524,231
US GAAP Adjustments	(10,265)	(22,522)
Depreciation of PP&E	(655)	(655)
Amortization of IPR	10,937	9,321
Adjustment of AR discount loss	(1)	(34)
Capitalization of financial interests	(80)	7,045
Inventory Valuation effect of US GAAP Adjustments	(116)	(76)
Pension expense	(106)	(260)
Income tax effect of US GAAP Adjustments	(2,388)	(14,523)
ESOP	(738)	(738)
Convertible bonds (including FX valuation)	(9,882)	(18,710)
Stock appreciation right	381	(553)
Cash flow hedge	(7,400)	(3,339)
Others	(217)	0

Net Income under US GAAP	749,643	501,709

- These financial statements are provided for informational purposes only(Unaudited).

Attachment 2. Presentation Material

Q4 ‘07 Earnings Results

January 14, 2008

Disclaimer

This presentation contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel; and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

This presentation also includes information regarding our historical financial performance through December 31, 2007, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by United States Securities and Exchange Commission rules. As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q4 2007 Earnings Results Presentation.

Q4 ‘07 Earnings Results

Income Statement

QoQ YoY YoY

KRW b Q4 ‘07 Q3 ‘07 Q4 ‘06 2007 2006

Change

Change

Change

Revenue 4,322 3,953 3,065 9% 41% 14,352 10,624 35% COGS 3,240 3,061 3,090 6% 5% 12,115 10,932 11% Gross Profit 1,082 892(25) 21% N/A 2,237(308) N/A Operating Income 869 693(177) 25% N/A 1,504(879) N/A EBITDA 1,775 1,376 559 29% 218% 4,516 1,767 156% Income before tax 1,006 659(212) 53% N/A 1,543(1,021) N/A Net income 760 524(174) 45% N/A 1,344(769) N/A

Margin (%)

Gross margin 25 23(1) 2 26 Operating margin 20 18(6) 2 26 EBITDA margin 41 35 18 6 23 Net margin 18 13(6) 5 24

16(3) 19

10(8) 18

31	17 14

9(7) 16

K GAAP (Consolidated)

Source: Unaudited, Company financials

3

Balance Sheet

KRW B Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY

Assets 13,780 14,044 13,488 (2%) 2%

Cash* 1,981 1,656 954 20% 108%

Inventory 824 906 1,053 (9%) (22%)

Liabilities 5,491 6,525 6,598 (16%) (17%)

Short-term debt 414 923 814 (55%) (49%)

Long-term debt 2,992 3,509 3,307 (15%) (10%)

Shareholders’ equity 8,289 7,519 6,890 10% 20%

Net debt to equity ratio (%) 17 37 46 (20) (29)

Source: Unaudited, Company financials

* Cash includes short term financial instruments (785)

K GAAP (Consolidated)

Cash Flow

KRW B Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY 2007 2006 YoY

Net income 760 524 (174) 236 934 1,344 (769) 2,113

Depreciation & Amortization 745 680 722 65 23 2,830 2,638 192

Others 107 35 25 72 82 227 81 146

Working capital 34 (294) 599 328 (565) (1,095) (84) (1,011)

Cash flow from Operations 1,646 945 1,172 701 474 3,306 1,866 1,440

Cash flow from Investing* (266) (328) (324) 62 58 (1,597) (3,067) 1,470

Cash flow before Financing 1,380 617 848 763 532 1,709 (1,201) 2,910

Other financing activities (1,055) (199) (366) (856) (689) (682) 576 (1,258)

Net change in cash 325 418 482 (93) (157) 1,027 (625) 1,652

Source: Unaudited, Company financials

* Cash flow from Investing excludes short term financial instruments (785)

K GAAP (Consolidated)

Performance Highlights

6

Shipments and ASP

Total K m² * ASP/m² ** (USD) $2,000

5,000

$1,414 $1,375 $1,364 4,000 $1,287 $1,274 3,418 3,127

3,000 2,822 $1,000 2,275 2,243 2,000

1,000

0 $0 Q4 ‘06 Q1 ‘07 Q2 ‘07 Q3

‘07 Q4 ‘07

[Graphic Appears Here]

Display area shipment in K m2

[Graphic Appears Here]

ASP per m2 (USD)

Source: Company financials

* Net display area shipped

** Quarterly average selling price per square meter of net display area shipped

7

Revenue: Product Mix

%

100

5%

5%

5%

5%

22%

21%

22%

21%

27%

25%

25%

28%

50

47%

48%

50%

45%

0

Q1 ‘07

Q2 ‘07

Q3 ‘07

Q4 ‘07

TVs

Applications

Monitors Notebooks

Source: Company financials

(Based on USD)

8

Q4 ’07 Capacity Update

P7 averaged 136K sheets per month for the fourth quarter

Quarterly input capacity by Area (K m² )

5,000 4,000 3,000 2,000 1,000 0

3,607 1,032 1,211 534 418 413 Q4 ’06

3,481 1,021 1,162 520 416 362 Q1 ’07

3,898 1,298 1,228 549 437 386 Q2 ’07

4,554 1,675 1,367 605 487 420 Q3 ’07

4,761 1,787 1,400 641 501 432 Q4 ’07

P7 P6 P5 P4 P1-P3

Source: Company financials

Cash ROIC

EBITDA margin

Cash ROIC

41%

35% 72% 25% 18% 19% 51%

32% Q4 ‘06 Q1 ‘07 Q2 ‘07 Q3 ‘07 Q4 ‘07 23% 20%

Sales / IC* 175%

148% Q4 ‘06 Q1 ‘07 Q2 ‘07 Q3 ‘07 Q4 ‘07 124% 126% 107%

K GAAP (C

onsolidated)

Q4 ‘06 Q1 ‘07 Q2 ‘07 Q3 ‘07 Q4 ‘07

Source: Unaudited, Company financials

* IC (Invested Capital) equals average of net debt and equity for the designated period; Quarterly ratios are annualized 10

Outlook

11

Outlook

Q1 '08		
Total Shipment in m² (QoQ)		Low single digit (%) Down
	TV	High single digit (%) Down
	IT	High single digit (%) Up
Avg QoQ ASP per m² (USD)		Mid single digit (%) Down
	TV	Mid single digit (%) Down
	IT	High single digit (%) Down
End QoQ ASP per m² (USD)		High single digit (%) Down
	TV	Mid single digit (%) Down
	IT	Mid Teens (%) Down
COGS per m²		Low single digit (%) Down
EBITDA margin		Mid Thirties (%)
2008 CAPEX		*Approx. KRW 3 Trillion*

CAPEX Schedule (KRW)



Approx. 3T
2 T
0.4 T
0.6 T
961B
535B
223B
203B
2007
2008
Future
P7
Max Capa
Others

Source: Company financials, delivery base

Questions and Answers

13

Appendix

14

US GAAP Income Statement

KRW B Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY 2007 2006 YoY

Revenue 4,322 3,953 3,065 9% 41% 14,352 10,624 35%

COGS 3,227 3,053 3,076 6% 5% 12,072 10,910 11%

Gross Profit 1,095 900 (11) 22% N/A 2,280 (286) N/A

Operating Income 864 672 (172) 29% N/A 1,478 (882) N/A

EBITDA 1,778 1,352 574 32% 210% 4,500 1,814 148%

Income before tax 998 651 (186) 53% N/A 1,553 (935) N/A

Net income 750 502 (145) 49% N/A 1,344 (693) N/A

Margin (%)

Gross margin 25 23 0 2 25 16 (3) 19

Operating margin 20 17 (6) 3 26 10 (8) 18

EBITDA margin 41 34 19 7 22 31 17 14

Net margin 17 13 (5) 4 22 9 (7) 16

Source: Unaudited, Company financials

US GAAP (Consolidated)

US GAAP Balance Sheet

KRW B Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY

Assets 13,845 14,070 13,496 (2%) 3%

Cash* 1,981 1,656 954 20% 108%

Inventory 824 905 1,052 (9%) (22%)

Liabilities 5,596 6,590 6,623 (15%) (16%)

Short-term debt 414 923 815 (55%) (49%)

Long-term debt 3,044 3,553 3,291 (14%) (8%)

Shareholders’ equity 8,249 7,480 6,873 10% 20%

Net debt to equity ratio (%) 18 38 46 (20) (28)

Source: Unaudited, Company financials

* Cash includes short term financial instruments (785)

US GAAP (Consolidated)

US GAAP Cash Flow

KRW B Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY 2007 2006 YoY

Net income 750 502 (145) 248 895 1,344 (693) 2,037

Depreciation & Amortization 736 671 713 65 23 2,797 2,604 193

Others 139 85 17 54 122 307 21 286

Working capital 21 (313) 587 334 (566) (1,142) (66) (1,076)

Cash flow from Operations 1,646 945 1,172 701 474 3,306 1,866 1,440

Cash flow from Investing* (266) (328) (324) 62 58 (1,597) (3,067) 1,470

Cash flow before Financing 1,380 617 848 763 532 1,709 (1,201) 2,910

Other financing activities (1,055) (199) (366) (856) (689) (682) 576 (1,258)

Net change in cash 325 418 482 (93) (157) 1,027 (625) 1,652

Source: Unaudited, Company financials

* Cash flow from Investing excludes short term financial instruments (785)

US GAAP (Consolidated)

Net Income Reconciliation to US GAAP

KRW B Q4 ’07 Q3 ’07 2007 2006

Net Income under K GAAP 760 524 1,344 (769)

US GAAP Adjustments (10) (22) 0 76

Depreciation of PP&E (1) (1) (3) (3)

Amortization of IPR 11 10 40 38

Adjustment of AR discount loss 0 0 (1) 0

Capitalization of financial interests 0 7 5 7

Inventory valuation 0 0 (1) 0

Pension expense 0 0 3 1

Income tax effect of US GAAP Adjustments (2) (14) (10) (10)

ESOP (1) (1) (3) (3)

Convertible bonds (including FX valuation) (10) (19) (19) 47

Stock appreciation right 0 (1) (3) 1

Cash flow hedge (7) (3) (8) (2)

Others 0 0 0 0

Net Income under US GAAP 750 502 1,344 (693)

Source: Unaudited, Company financials

EBITDA Reconciliation

K GAAP (KRW B) Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY 2007 2006 YoY

1. Net Income 760 524 (174) 236 934 1,344 (769) 2,113

2. Interest Expense 45 53 54 (8) (9) 201 179 22

3. Interest Income (21) (16) (5) (5) (16) (58) (29) (29)

4. Provision (benefit) for Income Taxes 246 135 (38) 111 284 199 (252) 451

5. Depreciation of PP&E 726 667 715 59 11 2,776 2,593 183

6. Amortization of Intangible Asset 19 13 7 6 12 54 45 9

7. Amortization of Debt Issuance Cost 0 0 0 0 0 0 0 0

EBITDA (1+2+3+4+5+6+7) 1,775 1,376 559 399 1,216 4,516 1,767 2,749

US GAAP (KRW B) Q4 ’07 Q3 ’07 Q4 ’06 QoQ YoY 2007 2006 YoY

1. Net Income 750 502 (145) 248 895 1,344 (693) 2,037

2. Interest Expense 65 45 51 20 14 206 169 37

3. Interest Income (21) (16) (5) (5) (16) (58) (29) (29)

4. Provision (benefit) for Income Taxes 248 149 (41) 99 289 209 (242) 451

5. Depreciation of PP&E 727 668 711 59 16 2,781 2,597 184

6. Amortization of Intangible Asset 9 3 2 6 7 16 7 9

7. Amortization of Debt Issuance Cost 0 1 1 (1) (1) 2 5 (3)

EBITDA (1+2+3+4+5+6+7) 1,778 1,352 574 426 1,204 4,500 1,814 2,686

EBITDA Reconciliation (Continued)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes.

We believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies.

EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

20

[Graphic Appears Here]

LG. Philips LCD makes technology you can see… Thank You !!!

1. 2008 Major Action Items

1) Preparation for the Future

2) Performance Maximization

2. 2008 Outlook

Jan 14th, 2008

1. 2008 Major Action Items

1) Preparation for the Future

1.Strengthening the foundation for new Biz

1) AMOLED

Short term : Focusing on small and medium biz

Mid-long term : Establishing the infra of equipment and technology for large TV biz

2) Flexible Display

Successful commercialization

- Mono E-Book (Q4 ’07)

- E-Newspaper (’08)

Technology development

- Color E-Book

- Flexible Color OLED

3) LED NBPC

Leading market through securing cost competitiveness

4) Multi touch screen / Multi Vision

Leading public display market through securing technology leadership

1. 2008 Major Action Items

1) Preparation for the Future

2. Successful

Preparation of P8

3. Development of

Advanced Process

Technology

1) Maximization of Investment Efficiency

Reduce Capex through Max Capa / Min Loss activities and the operation of the expert group

Minimize construction cost

2) Maximization of Productivity

Minimize labor cost and challenge marginal yield

3) Thorough Preparation for Sales

Establish pre-marketing plans with strategic customers

1) 3 Mask

Technology enabling to reduce number of masks for TFT

manufacturing process (4 Masks 3 Masks)

2) Inkjet Color Filter

Technology to produce C/F using high-performance ink-jet printing method (No need for mask)

3) COT (Color Filter on TFT)

Technology to form C/F on TFT directly

(No need for making TFT and C/F separately)

1. 2008 Major Action Items

2) Performance Maximization

1. Maximizing

productivity

2. Win-win procurement

1) Continuous Max Capa / Min Loss activities

2) Enhancing equipment technology and maximizing

equipment productivity

New organization: Manufacturing technology center

Restructuring IT system for maximizing manufacturing efficiency

Shifting from “repairing equipment after breakdown” to

“preventive equipment breakdown”

3) Stabilizing quality through systematic

particle management

Forming a special organization for particle management

Promoting full-scale line improvement activities

1) Deriving cost reduction idea through forming

a “One Team” with suppliers

2) Establishing total win-win cooperation system

through propagating LPL’s best practice

3) Supporting suppliers’ cost competitiveness

2. 2008 Outlook

1. TV

2. IT

3. 2008 Outlook

1) Full-blown digital broadcasting in the US from ’09

2) Rapid growth of LCD TV market in emerging markets

3) Shortage expected thanks to strong global demand

1) Impacts on demand from consumption decrease

due to the sub-prime issues and economy

slow-down in US

2) Overall tight, but less tight compared to ’07

1) Favorable market situation expected overall

2) Profitability improvement compared to ’07

CFO and some of the Board of Directors to be changed due to

Philips’ stake sell-down in ’07 and term of office expiration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 14, 2008	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/ President & Chief Financial Officer